Mallinckrodt-Questcor
Transaction
Creates Diversified,
High-Growth Specialty
Pharmaceutical Company
April 7, 2014
Filed by Mallinckrodt plc
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Questcor Pharmaceuticals, Inc.
Commission File No.: 001-14758

Cautionary Statements Related to Forward-Looking
Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the
Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:
The commercial success of Mallinckrodt’s and Questcor’s products, including  H.P. Acthar ® Gel
Mallinckrodt’s and Questcor’s ability to protect intellectual property rights
The uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act
General economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate
The parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all
The availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all
Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business
The ability to realize anticipated growth, synergies and cost savings
Questcor’s performance and maintenance of important business relationships
The lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products
Questcor’s reliance on Acthar for substantially all of its net sales and profits
Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar
Volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities

Cautionary Statements Related to Forward-Looking
Statements (cont.)

Questcor’s research and development risks, including risks associated with Questcor’s work in the area of nephrotic syndrome and Lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen
Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration
Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities
Customer concentration
Cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations
Mallinckrodt’s ability to successfully develop or commercialize new products
Competition
Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally
Product liability losses and other litigation liability
The reimbursement practices of a small number of large public or private issuers
Complex reporting and payment obligations under healthcare rebate programs
Changes in laws and regulations
Conducting business internationally
Foreign exchange rates
Material health, safety and environmental liabilities
Litigation and violations
Information technology infrastructure
Restructuring activities
Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form
10-K
for the fiscal year ended
September 27, 2013 and Quarterly Report on Form 10-Q
for the quarterly period ended December 27, 2013; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual
Report on Form10-K
for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual
Report on Form 10-K
for the year ended December 31, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt will file with the SEC a registration statement on Form
S-4 that will include a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt.
The definitive joint proxy statement/prospectus will be delivered to shareholders of Mallinckrodt and Questcor.
INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE
DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE
SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’ s internet website at www.Mallinckrodt.com or by contacting Mallinckrodt’s Investor
Relations Department at (314) 654-6650. Copies of the documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.Questcor.com or by contacting Questcor’s Investor Relations Department at
(714) 497-4899.
Participants in the Merger Solicitation
Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 24, 2014. Information about the directors and executive officers of Questcor is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.

Consideration
Structure
Financing
Timing
Transaction highlights

Following completion of merger Mallinckrodt shareholders
will own approximately 50.5% and former Questcor
shareholders will own approximately 49.5% of the
combined company’s stock.
Closing expected third calendar quarter of 2014,
subject to approval of both sets of shareholders
and clearance under the Hart-Scott-Rodino Act
in the U.S.
Financing expected to consist of a combination of
a senior secured term loan facility and senior notes.
Cash and equity valued at approximately $5.6 billion.
Questcor shareholders to receive $30.00 in cash and
0.897 Mallinckrodt shares for each share of Questcor
common stock they own.

New Mallinckrodt Management

The combined company will be known as
Mallinckrodt Pharmaceuticals
Mark Trudeau, Mallinckrodt President and CEO,
will lead the combined company
Matt Harbaugh will continue as Mallinckrodt CFO
Mallinckrodt will expand its Board of Directors
from nine to twelve members
Melvin Booth to continue as Mallinckrodt’s
Board Chairman
Don Bailey, Questcor CEO, Virgil Thompson,
Chairman of Questcor’s Board, and Angus
Russell – both independent directors of
Questcor – all to join expanded Board

Transaction will provide exceptional value for
shareholders of both companies

The transaction will:
Substantially increased scale, diversification, profitability and cash flow
Strong, sustainable platform for future revenue and earnings growth
Accelerate strategic shift to Specialty Pharmaceuticals portfolio:
Adds high-growth Acthar to Mallinckrodt’s broadening growth portfolio
Expands ability to bring forward new treatments in
therapeutic areas of high unmet need
Strengthens potential opportunity for expansion in
established Mallinckrodt global footprint with broader
specialty pharmaceuticals portfolio
1 Acthar is a registered trademark of Questcor Pharmaceuticals, Inc.
Strengthen Mallinckrodt’s strategic platform
Provide Questcor with diversification and new H.P. Acthar
®1
Gel
(repository corticotropin injection) growth opportunities
Create a company with:

QUESTCOR PHARMACEUTICALS, INC.

Acthar Gel
*HIGHLY PURIFIED

Mallinckrodt Pharmaceuticals

Questcor is a rapidly-growing biopharmaceutical
company focused on difficult-to-treat autoimmune
and inflammatory disorders
2 In June of 2013, Questcor acquired rights from Novartis Pharma AG and Novartis AG to develop

Founded in 1990; now 550+ employees with calendar 2013
revenues of $799 million; $338 million operating cash flow
FDA
1
-approved in 19 indications, Acthar’s rapid growth achieved
within four main areas: infantile spasms, proteinuria associated with nephrotic syndrome, multiple sclerosis relapses and certain rheumatology-related conditions
Outstanding growth prospects expected based on expansion into additional FDA-approved indications within rheumatology,
pulmonology and other therapeutic areas, as well as global
opportunities through existing Mallinckrodt platform
Opportunity to develop potential indications for Synacthen
TM
for
possible U.S. clinical development
2,3
Flagship product Acthar has a unique therapeutic role in difficult-to-treat diseases
1 U.S. Food and Drug Administration
3 Synacthen is a trademark of Novartis Pharma AG
Synacthen and Synacthen Depot in the U.S. and certain countries outside the U.S.

Mallinckrodt: Strategically diversifying business platform
and portfolio through organic growth and BD&L

Mallinckrodt is a global specialty pharmaceutical and medical imaging business
Core strengths include: acquisition and management of highly regulated raw materials; deep regulatory expertise; and specialized chemistry, formulation and manufacturing capabilities
Fiscal year 2013 revenues of $2.2 billion
Diversified portfolio includes pain management,
CNS and addiction treatment
Strong specialty pharmaceuticals core platform built on EXALGO , specialty controlled substance generics and APIs
New products, expanded hospital platform strengthen Mallinckrodt’s specialty brands business
Acquisition of Cadence and its OFIRMEV franchise boosts earnings and growth, adding strong foothold in U.S. hospitals
Recent approvals of XARTEMIS XR and PENNSAID 2%
further expand pain management platform
2 Active Pharmaceutical Ingredients 3 Central Nervous System
1 Business Development & Licensing
1
2
3
®
®
®
™

2007-current

Added 2013

Potential to be marketed 2014 and beyond

Mallinckrodt Pharmaceuticals

Acthar is FDA-approved for the treatment of certain
serious disorders across multiple therapeutic areas
Infantile spasms
In children less than two years old
Nephrology
Proteinuria in idiopathic types of
nephrotic syndrome
Multiple sclerosis
Acute exacerbations in adults
Rheumatology
Psoriatic arthritis (adjunctive
therapy)
Ankylosing spondylitis (adjunctive
therapy)
Rheumatology
Systemic dermatomyositis
(polymyositis)
Systemic lupus erythematosus
Rheumatoid arthritis (adjunctive
therapy)
Pulmonology
Symptomatic sarcoidosis
Dermatology
Severe erythema multiforme
Stevens-Johnson syndrome
Ophthalmology
Severe acute and inflammatory
processes (e.g., keratitis)
Currently marketed indications Additional on-label indications
Acthar is FDA-approved for 19 indications

Transaction is financially compelling

Increases
Financial
Strength
Significantly
Enhances
Growth
Capacity
Transaction expected to be immediately accretive to
Mallinckrodt’s fiscal year 2014 adjusted diluted earnings per share, and expected to be significantly accretive to fiscal year
2015 adjusted diluted earnings per share
Combined company’s earnings profile expected to be enhanced
by sustainable tax opportunities beginning in fiscal year 2014, in addition to the strong pro forma capital structure of the combined company
Expect to use the strong cash flow generated by the newly
combined entity to reduce outstanding debt and  Mallinckrodt’s net debt-to-EBITDA leverage ratio in fiscal year 2014, and to achieve further reductions over the course of fiscal year 2015
Enhances capacity to pursue further growth across specialty
pharmaceuticals platform
Greater financial strength expected to support expansion of
Acthar into new therapeutic areas in addition to incremental
R&D investment
1 Mallinckrodt intends to provide investors with updated guidance for the combined company at a future point following the completion of the transaction.
2 Earnings before interest, tax, depreciation and amortization
1
2

Transaction reinforces growth strategy and increases
financial capacity, enriching combined organization

Accelerates
Strategic
Goals
Enhances R&D
Pipeline and
Capabilities
Expands and enhances breadth and depth of specialty
pharmaceuticals portfolio into new channel adjacencies with
global platform for future growth possibilities
Creates a premier specialty pharmaceutical company with
growth platforms across multiple therapeutic areas:
Pain management, CNS, nephrology, rheumatology, other
autoimmune and inflammatory disorders
Approximately 70% of the pro forma revenues of the combined
company expected to come from branded and specialty generic
pharmaceutical products and APIs
Significantly expands business development opportunities
Opportunity to develop new indications for Acthar
Provides resources to become leader in
bringing forward new therapies in rare,
difficult-to-treat diseases
Strengthens Mallinckrodt’s commitment
to improving quality of care for patients
1 Fiscal year 2014
1

METHYLPHENIDATE HYDROCHLORIDE CII
EXTENDED-RELEASE TABLETS USP

HYDROCODONE BITARTRATE AND ACETAMINOPHEN CIII
TABLETS USP

XARTEMIS XR™
oxycodone HCl/acetaminophen extended-release CII

EXALGO®
(hydromorphone HCl) CII
Extended-Release Tablets

PENNSAID®
(diclofenac sodium topical solution) 2% w/w

ROXICODONE® CII
Oxycodone Hydrochloride

OFIRMEV®
(acetaminophen) injection
1000 mg/100 mL (10 mg/mL)

Gablofen®
(baclofen injection)

H.P. Acthar® GEL
(repository corticotropin injection) 80 U/mL

Mallinckrodt Pharmaceuticals

Acthar expands the breadth of Mallinckrodt’s specialty
platforms and sets the stage for future growth

Autoimmune &
Inflammatory Brand
Specialty Generics
Hospital-Based
Brands
Evolution of Mallinckrodt’s Specialty Pharmaceuticals Platform
Office-Based
Brands
Extensive portfolio,
Including:

QUESTCOR PHARMACEUTICALS, INC.

cadence PHARMACEUTICALS

Mallinckrodt Pharmaceuticals

Mallinckrodt Pharmaceuticals

New Mallinckrodt will have scale, focus and global reach
to extend its leadership in specialty pharmaceuticals

Well-established
generics, API and
imaging businesses
Growth platforms in
office-based pain and
specialty generics
products
Core strength in
difficult-to-manage
controlled substances
and formulations
Strong regulatory
expertise
Global footprint
Differentiated, branded
product with strong
growth prospects
Strengthens pain
management portfolio
Strong foothold in U.S.
hospitals
Highly profitable and
rapidly-growing franchise
New autoimmune and
inflammatory platform
High-potential pipeline
Expertise in highly
complex formulations

To learn more, visit www.mallinckrodt.com Mallinckrodt, the “M” brand mark , the Mallinckrodt Pharmaceuticals logo and other brands are trademarks of a Mallinckrodt company. © 2014 Mallinckrodt